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                                                             EXHIBIT 99.3

                              PURE SOFTWARE INC.
                              1309 S. MARY AVENUE
                          SUNNYVALE, CALIFORNIA 94082

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON AUGUST 23, 1996

TO THE STOCKHOLDERS OF PURE:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Pure Meeting") of Pure Software Inc., a Delaware corporation ("Pure"), will be held on Friday, August 23, 1996 at 9:00 a.m., local time, at TECHMART, 5201 Great America Parkway, Santa Clara, California.

  At the Pure Meeting you will be asked to consider and vote upon the following matters:

    (1) The issuance of shares of the Common Stock, par value $0.0001 per share, of Pure (the "Pure Common Stock" and, following the Merger (as defined below), the "Combined Company Common Stock") to the stockholders of Atria Software, Inc. ("Atria") pursuant to an Agreement and Plan of Reorganization, dated as of June 6, 1996 (the "Agreement"), among Pure, Atria and CST Acquisition Corporation, a wholly owned subsidiary of Pure ("Merger Sub"), providing for the merger of Merger Sub with and into Atria (the "Merger").

    (2) An amendment to the Restated Certificate of Incorporation of Pure to change the corporate name of Pure to "Pure Atria Corporation" subject to and upon consummation of the Merger.

    (3) An increase of 2,200,000 shares to be reserved for issuance under the Pure 1995 Stock Option Plan (representing approximately 5% of the shares of the Combined Company Common Stock estimated to be outstanding or issuable following consummation of the Merger (based on the capitalization of Pure and Atria as of July 1, 1996)), subject to and upon consummation of the Merger.

    (4) Such other matters as may properly come before the Pure Meeting or any postponements or adjournments thereof.

  Each of the foregoing proposals is described more fully in the accompanying Prospectus/Joint Proxy Statement.

  As a result of the Merger, each outstanding share of Common Stock, $0.01 par value per share, of Atria ("Atria Common Stock"), other than shares as to which appraisal rights pursuant to the Massachusetts Business Corporation Law have been exercised and shares held in the treasury of Atria or owned by Merger Sub, Pure or any wholly owned subsidiary of Pure or Atria, will be converted into the right to receive 1.544615 (the "Exchange Ratio") shares of Pure Common Stock, and each outstanding option or right to purchase Atria Common Stock under Atria's stock option plans and Atria's stock purchase plan will be assumed by Pure and will become an option or right to purchase Combined Company Common Stock, with appropriate adjustments to be made to the number of shares issuable thereunder and the exercise price thereof based on the Exchange Ratio. Following the Merger, based on the shares of Atria Common Stock and Pure Common Stock outstanding as of July 1, 1996, the former holders of Atria Common Stock will hold 55.7% of the Combined Company Common Stock and the holders of Pure Common Stock prior to the Merger will hold 44.3% of the Combined Company Common Stock.

  Stockholders of record at the close of business on July 19, 1996 are entitled to notice of, and to vote at, the Pure Meeting and any adjournments or postponements thereof, and are cordially invited to attend the Pure Meeting in person.

                                          For the Board of Directors

                                          Reed Hastings
                                          President and Chief Executive
                                           Officer

Sunnyvale, California
July 26, 1996

  WHETHER OR NOT YOU EXPECT TO ATTEND THE PURE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.